                                                                    EXHIBIT 99.1
                                 [OLICOM LOGO]


                                OFFER TO PURCHASE
                             ALL COMMON SHARES HELD
                       BY HOLDERS OF 1,000 OR FEWER SHARES
                          FOR US$1.10 PER SHARE IN CASH

                                   ---------

                              THE OFFER WILL EXPIRE
                ON JUNE 19, 2002 AT 5:00 P.M. NEW YORK CITY TIME,
                          UNLESS THE OFFER IS EXTENDED

                                   ---------

                                                                    May 21, 2002

         Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom"), hereby offers to purchase all common shares, nominal value DKK 0.25 per share ("Shares"), held by a shareholder who holds 1,000 or fewer Shares, of record or beneficially, which are tendered in response to Olicom's offer, for a price of US$1.10 per Share, all upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the "Offer").

         Olicom has retained MacKenzie Partners, Inc. (the "Information Agent"), to provide further information and assistance in connection with the Offer. If a shareholder desires such information or assistance, or additional copies of the enclosed materials, please call or write the Information Agent at the following address:


                            [MACKENZIE PARTNERS LOGO]


                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                       Email: proxy@mackenziepartners.com
                                       or
                          CALL TOLL-FREE (800) 322-2885


    THE OFFER IS NOT BEING MADE TO ANY SHAREHOLDER OF OLICOM WHO HOLDS MORE
                 THAN 1,000 SHARES, OF RECORD OR BENEFICIALLY.


      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY
             BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

EXPIRATION OF THE OFFER

         The Offer will expire at, and all certificates evidencing Shares to be tendered must be received by Olicom's transfer agent, American Stock Transfer & Trust Company (the "Depositary"), in proper form by 5:00 p.m., New York City time, on June 19, 2002, or if the Offer is extended, by the time and date specified in such extension. The final expiration date and time of the Offer, whether or not extended, is referred to herein as the "Expiration Time."

         Olicom reserves the right to extend or amend the Offer at any time and from time to time, and to terminate the Offer at any time. Notice of any such extension, amendment and/or termination will be promptly sent to the Depositary and made by public announcement.

HOW TO ACCEPT THE OFFER

         If a shareholder desires to accept the Offer and tender Shares, the following summarizes the procedures that must be undertaken (see, generally, "Procedure for Tendering Shares"):

         o As to shareholders who are record holders (which means that a stock certificate has been issued in such shareholder's name), the enclosed Letter of Transmittal and Form W-9 should be completed, signed and mailed in the enclosed reply envelope, together with stock certificates for all Shares held of record. These materials must reach the Depositary before the Expiration Time.

         o If Shares are held in street name by a shareholder's broker or other nominee, a letter from that broker or other nominee is enclosed. Shareholders who hold Shares in street name who wish to accept the Offer should request their broker or other nominee to effect the transaction by signing the acceptance included with such letter and promptly returning it to their broker or other nominee.

         o As to a shareholder who is a record holder, but as to whom such shareholder's stock certificate is not available or as to which such stock certificate cannot be delivered before the Expiration Time, Shares may still be able to be tendered. See "Procedure for Tendering Shares -- Guaranteed Delivery."

         A SHAREHOLDER ELIGIBLE TO PARTICIPATE IN THE OFFER MUST TENDER ALL SHARES OWNED ON SUCH DATE; PARTIAL TENDERS WILL NOT BE ACCEPTED.

SUMMARY OF PURPOSES OF THE OFFER

         The purposes of the Offer are (i) to enable holders of 1,000 or fewer Shares to dispose of such Shares without incurring brokerage commissions and
(ii) to reduce the number of shareholders of Olicom resident in the United States. At such time as the number of holders of Shares resident in the United States decreases to less than 300, Olicom anticipates that it will terminate the registration of the Shares under United States securities laws. See "Purposes of the Offer."

ACCEPTANCE FOR PAYMENT AND PAYMENT OF THE PURCHASE PRICE

         For purposes of the Offer, Olicom will be deemed to have accepted for payment tendered Shares when, as and if it gives oral or written notice of its acceptance to the Depositary. Olicom will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary. The Depositary will act as agent for each tendering shareholder for the purpose of receiving payments from Olicom and transmitting such payments to such tendering shareholder. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined below)), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering shareholders at different times if delivery of Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see "Procedure for Tendering Shares."

         UNDER NO CIRCUMSTANCES WILL OLICOM PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

         If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for such unpurchased Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the Offer.

         Olicom reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Olicom of its obligations under the Offer or prejudice a shareholder's right to receive payment for Shares validly tendered and accepted for payment.

BENEFITS TO TENDERING SHAREHOLDERS

         Shareholders who hold their Shares of record will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. If a shareholder owns Shares through a broker or other nominee, and such broker or other nominee tenders Shares on behalf of the shareholder, such broker or nominee may charge the shareholder a fee for doing so. Shareholders should consult their broker or nominee to determine whether any charges will apply. Olicom will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer.

EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

         The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such registration may be terminated upon application by Olicom to the Securities and Exchange Commission (the "Commission") if the Shares are not listed on a "national securities exchange" and there are fewer than 300 holders of Shares resident in the United States. As discussed more fully under the caption "Purposes of the Offer," Olicom intends to deregister the Shares under the Exchange Act. The deregistration of the Shares will result in such shares ceasing to be quoted on the OTC Bulletin Board. As a consequence, the trading market for the Shares in the United States will probably become more illiquid. The Offer provides shareholders with an opportunity to receive a cash payment for their Shares (without incurring brokerage commissions), and avoid the relative illiquidity with respect to the Shares in the United States that will probably exist subsequent to their deregistration.

         The deregistration of the Shares under the Exchange Act would terminate Olicom's obligations to provide certain information to holders of Shares and to the Commission, and would make certain provisions of the Exchange Act no longer applicable to the Shares. In addition, upon deregistration of the Shares, "affiliates" of Olicom and persons holding "restricted securities" of Olicom may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended.

SHARES COVERED BY THE OFFER

         The Offer is being made only to holders of Shares who hold 1,000 or fewer Shares, of record or beneficially. The Offer is to purchase all, but not less than all, Shares held by such shareholders. The Offer is not subject to a minimum number of Shares being tendered. Olicom expects to pay for Shares purchased with cash on hand. The Offer is not subject to any financing condition.

PROCEDURE FOR TENDERING SHARES

         In General. To tender Shares pursuant to the Offer:

         o The Depositary must receive at its address set forth on the back cover of this Offer to Purchase a Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, and any other documents required by the Letter of Transmittal, and certificates for the Shares to be tendered, prior to the Expiration Time; or

         o Such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent's Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), prior to the Expiration Time; or

         o The guaranteed delivery procedure described below must be complied with.

         Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent's Message in lieu of the Letter of Transmittal and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Olicom may enforce such agreement against such participant.

         Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by the Securities Transfer Association, Inc. (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box captioned "Special Payment Instructions" on the Letter of Transmittal, or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

         Guaranteed Delivery. If a shareholder wishes to tender Shares pursuant to the Offer and cannot deliver certificates therefor and all other required documents to the Depositary by the Expiration Time, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shareholder may nevertheless tender such Shares if all of the following conditions are met:

         o        Such tender is made by or through an Eligible Institution;

         o A properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Olicom is received by the Depositary (as provided below) by the Expiration Time; and

         o The Share certificates (or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility), together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

         Back-up Withholding. Under the federal income tax laws, the Depositary will be required to withhold a portion of the amount of any payments made to certain shareholders pursuant to the Offer. In order to avoid such back-up withholding, a tendering shareholder must provide the Depositary with a correct taxpayer identification number ("TIN") and certify that such shareholder is not subject to such back-up withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to back-up withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to back-up withholding. All shareholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid back-up withholding. If a tendering shareholder is a non-resident alien or foreign entity not subject to back-up withholding, such shareholder must give the Depositary a properly completed Form W-8BEN Certificate of Foreign Status or successor form in order to avoid backup withholding with respect to payments made to such shareholder.

         Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message), a tendering shareholder will irrevocably appoint Jorgen Hog and Lawrence D. Ginsburg, and any other designees of Olicom, as such shareholder's proxies in the manner set forth in the Letter of Transmittal to the full extent of his, her or its rights with respect to the Shares tendered and accepted for payment by Olicom (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon Olicom's acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by such tendering shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Olicom's designees will be empowered to exercise all voting and other rights of a tendering shareholder as such proxies, in their sole discretion, may deem proper at any annual, extraordinary or adjourned meeting of Olicom's shareholders, by written consent or otherwise. Olicom reserves the right to require that, in order for Shares to be validly tendered, immediately upon Olicom's acceptance for payment of such Shares, Olicom be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

         The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Olicom's shareholders, which will be made only pursuant to separate proxy solicitation.

         The tender of Shares pursuant to any one of the procedures described above will constitute a tendering shareholder's acceptance of the Offer, as well as his, her or its representation and warranty that such tendering shareholder
(i) owns the Shares being tendered, (ii) has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, (iii) is tendering all Shares held by such tendering shareholder, of record and beneficially, (iv) owns of record or beneficially, a total of not more than 1,000 Shares, and (v) upon the sale, assignment and transfer of Shares tendered by such shareholder, Olicom will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and not subject to any adverse claim or right. Olicom's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Olicom and such tendering shareholder with respect to such Shares, upon the terms and subject to the conditions of the Offer.

         PLEASE FOLLOW THE TRANSMITTAL INSTRUCTIONS CAREFULLY. THE METHOD OF DELIVERY OF ALL SHARE CERTIFICATES AND OTHER DOCUMENTS (INCLUDING NOTICE OF GUARANTEED DELIVERY AND DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY) IS AT THE ELECTION AND RISK OF THE SHAREHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY, INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY AGENT'S MESSAGE. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED FOR SAFETY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED FOR TIMELY DELIVERY.

         All required documentation should be transmitted to the Depositary at the following address:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

       By First Class Mail, Overnight Delivery or Hand/Overnight Delivery:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                            New York, New York 10038

         Facsimile Transmission Number (for Eligible Institutions Only):
                                 (718) 234-5001

                              Confirm by Telephone:
                                 (718) 921-8200


WITHDRAWAL RIGHTS

         Shareholders may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable and cannot be withdrawn without Olicom's approval, which may be withheld in its absolute discretion. If Olicom extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may, on Olicom's behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this section.

         To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in "Procedure for Tendering Shares" at any time prior to the Expiration Time.

         Olicom will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and Olicom's determination shall be final and binding. None of Olicom, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

IMPROPER TENDERS

         The Offer is being made only to shareholders of Olicom who hold, directly or indirectly, 1,000 or fewer Shares. Tenders by shareholders who hold, directly or indirectly, more than 1,000 Shares will not be accepted by Olicom.

VALIDITY OF TENDERS

         All questions as to the form of documents and the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Olicom, in its sole discretion, which determination will be final and binding on all parties. Olicom reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Olicom also reserves the absolute right to waive any of the conditions of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Olicom or any of its affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Olicom's interpretation of the terms and conditions of the Offer will be final and binding on all parties.

PURPOSES OF THE OFFER

         Since November 1997, the Shares have traded on the Copenhagen Stock Exchange ("CSE"). Following the delisting of the Shares from the Nasdaq National Market in April 2000, the percentage of Shares held by shareholders with addresses in the United States has declined dramatically. Based on recent information as to record and beneficial holders, Olicom believes that at least 90% of its outstanding Shares are held by shareholders who are not resident in the United States.

         In connection with the foregoing, the Board of Directors of Olicom (the "Board") has determined that it is no longer in Olicom's best interests to continue the registration of the Shares under the Exchange Act. In making such a determination, the Board considered several factors, the most important of which were the following: (i) the CSE has become the principal market on which the Shares are traded; (ii) approximately 90% of the outstanding Shares are currently deposited in accounts at the Danish Securities Centre (Vaerdipapircentralen) ("DSC"), so as to facilitate the trading thereof on the CSE, or are deposited elsewhere outside of the United States; and (iii) the significant expense attendant to maintaining registration of the Shares under the Exchange Act and complying with the reporting obligations thereunder, in view of the number of shareholders who are resident in the United States and the level of trading activity for the Shares in the United States. This Offer is being undertaken pursuant to the exemption for cross-border tender offers provided in Rule 13e-4(h)(8) under the Exchange Act.

         A primary purpose of the Offer is to purchase Shares from a sufficient number of shareholders so that the number of holders of Shares resident in the United States decreases to less than 300. At such time as the number of holders of Shares resident in the United States decreases to less than 300, Olicom anticipates terminating the registration of the Shares under the Exchange Act. The termination of the registration of the Shares under the Exchange Act will result in the Shares ceasing to be quoted on the OTC Bulletin Board. See "Effect of the Offer on the Market for the Shares; Registration under the Exchange Act."

         Olicom anticipates maintaining the listing of the Shares on the CSE and will continue to be subject to the reporting obligations of such exchange. Simultaneously with the Offer, Olicom has undertaken actions and may undertake other actions that may result in a decreased number of holders of Shares resident in the United States. In particular, Olicom is undertaking actions to facilitate the transfer of Shares held by shareholders not resident in the United States to accounts at the DSC and elsewhere in Europe.

CERTAIN TAX CONSEQUENCES

         The sale of Shares to Olicom pursuant to the Offer will be a taxable transaction, and should generally result in gain or loss for federal income tax purposes, as well as under applicable state, local and other tax laws.

         Under federal income tax law, a non-exempt shareholder who receives a cash payment from Olicom is required to provide a correct taxpayer identification number. If a shareholder fails to provide such taxpayer identification number, the shareholder may be subject to certain penalties and 30% backup withholding may be required to be deducted from any cash payment due to the shareholder. See "Procedure for Tendering Shares -- Back-up Withholding."

         SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF TENDERING INTO THE OFFER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

CERTAIN INFORMATION ABOUT OLICOM

         Information concerning Olicom, including the Group and Parent Company Financial Statements of Olicom for the fiscal year ended December 31, 2001, are available without charge upon written request addressed to Olicom A/S, Nybrovej 110, DK-2800 Kgs. Lyngby, Denmark, Attn: Shareholder Relations Department, or Olicom A/S, 2200 Ross Avenue, Suite 2200, Dallas, Texas 75201-6776, Attn:
Shareholder Relations Department. Enclosed herewith is the Summary of Financial Statements of Olicom for the fiscal year ended December 31, 2001, together with its Financial Statements for the quarter ended March 31, 2002. Additional information about Olicom is available from Olicom's filings with the Commission by contacting Olicom directly. The Commission maintains a Web site that contains reports and other information regarding registrants that file with electronically with the Commission at http://www.sec.gov. Olicom is subject to the informational requirements of the Exchange Act, and in connection therewith, voluntarily files its reports electronically with the Commission. Information is also available on Olicom's Web site at www.olicom.com.

         In considering the Offer, shareholders should carefully judge for themselves whether or not the acceptance of the Offer is best, and in appropriate cases, a financial advisor should be consulted. Olicom has determined the offer price of US$1.10 per share on the basis of the last sale price for the Shares (US$0.85) as quoted on the OTC Bulletin Board on May 17, 2002. The offer price represents a 29% premium over the last sale price for the Shares as quoted on the OTC Bulletin Board on May 17, 2002. The last sale price for the Shares quoted by the CSE on May 17, 2002 was DKK 8.60, which converts into US$1.06 based on the exchange rate of the Danish Central Bank for converting Danish kroner into US dollars in effect on such date. The following table reflects the highest and lowest sale prices for the Shares for each of the last four completed quarters and the current quarter, as quoted by the OTC Bulletin Board:

                QUARTER ENDED     HIGHEST SALE PRICE     LOWEST SALE PRICE
                -------------     ------------------     -----------------
                   06/30/01            US$1.00                US$1.30
                   09/30/01               0.90                   1.15
                   12/31/01               0.85                   1.00
                   03/31/02               0.85                   1.25
                   06/30/02*              0.90                   0.96

----------
*  Through May 17, 2002

         The following table reflects the highest and lowest sale prices for the Shares for each of the last four completed quarters and the current quarter, as quoted by the CSE and converted into US dollars based on the exchange rate of the Danish Central Bank for converting Danish kroner into US dollars on the dates indicated for the highest and lowest sale prices:

                QUARTER ENDED     HIGHEST SALE PRICE     LOWEST SALE PRICE
                -------------     ------------------     -----------------
                   06/30/01            US$1.10                US$1.54
                   09/30/01               1.00                   1.18
                   12/31/01               0.95                   1.09
                   03/31/02               1.04                   1.35
                   06/30/02*              0.89                   1.04

----------
*  Through May 17, 2002

         On May 17, 2002, the reported closing price of a Share on the OTC Bulletin Board was US$0.85, and the reported closing price of a Share on the CSE was DKK 8.60 (or US$1.06, based on the exchange rate of the Danish

Central Bank for converting Danish kroner into US dollars in effect on such date). Olicom urges shareholders to obtain current market quotations for the Shares. Since its initial public offering in 1992, Olicom has not declared or paid cash dividends on its capital stock.

MISCELLANEOUS

         The Offer is not being made to, nor will Olicom accept tenders of Shares from, shareholders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or other applicable laws of such jurisdiction.

         Olicom is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent that Olicom becomes aware of the law of any jurisdiction that would limit the class of offerees in the Offer, Olicom will amend the Offer and disseminate such information to holders of Shares by public announcement prior to the expiration of the Offer.

         If a shareholder requires assistance, or would like additional copies of the Offer materials, please call or write to the Information Agent as set forth on the back cover hereof.

                                   SUMMARY OF
                        THE FINANCIAL STATEMENTS FOR 2001

     Below the main contents of the Financial Statements for the year ended December 31, 2001, are rendered, followed by an overview of selected financial data. The following should be read in conjunction with, and is qualified in its entirety by Olicom's financial statements and the related notes thereto, which are available at http://www.olicom.com in both a Danish and an English version.

     o For 2001, Olicom's net result was a loss of DKK 10.4 million (USD 1.2 million). The result exclusive of the loss from affiliated companies was a profit of DKK 32.7 million (USD 3.9 million) which compares to the earlier announced expectation of a loss of approximately DKK 5 million (USD 0.6 million). The positive deviation was primarily caused by the recognition of the previously announced claim for refund of customs duty in the amount of DKK 29 million (USD 3.4 million). The result from affiliated companies, which comprises Olicom's share in the operating results thereof, amortization of goodwill and write-downs, amounted to a loss of DKK 43 million (USD 5 million).

     o Shareholders' equity at year-end was DKK 228 million (USD 27 million) corresponding to DKK 13.10 (USD 1.56) per share outstanding at the end of 2001.

     o Olicom's cash position at the end of 2001 amounted to DKK 170 million (USD 20 million). The outstanding booked customs duty refund of DKK 21 million (USD 2.5 million) is expected to be received during the first quarter of 2002.

     o During 2001, Olicom evaluated approximately 200 investment proposals and made 6 investments, totaling DKK 56 million (USD 6.6 million). At year-end, the Company's portfolio consisted of investments in 10 companies. At the end of 2001, Olicom entered into an agreement to invest in Danacell. The investment closed at the beginning of 2002.

     o Olicom's first portfolio company Juize A/S was sold to the English public company RTS NetWorks PLC ("RTSe") in July 2001. The consideration received by Olicom consisted of shares in RTSe, and as part of the agreement Olicom further subscribed for additional new shares in RTSe. Subsequently, RTSe experienced considerable financial difficulties; as a result, Olicom determined to write off its shareholding in RTSe during financial year 2001.

     o In 2001, Olicom continued to fulfill the obligations the Company assumed in connection with transactions implemented in 1999 with respect to the divestiture of certain business activities (the "1999 Transactions") as well as other agreements relating to discontinued business operations. The Company's restructuring has generally been completed with lower costs than expected when the Company announced its 2000 full year results. Accordingly, part of the provisions with respect to the 1999 Transactions and subsequent restructuring has been reversed.

     o Olicom's discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand, from which the equipment was imported to Denmark. For this importation, the Company paid customs duty in accordance with the rating specified by Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by Olicom from 1996 to 1999. In this connection, Olicom made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company has recorded DKK 29 million (USD 3.4 million) as income in the Financial Statements for 2001, representing the expected refund, with the addition of interest through December 31, 2001. Of this amount, DKK 7.8 million (USD 0.9 million) was received at the end of 2001.

     o    Overview of existing portfolio companies:

                            DKK
NAME                      MILLION   SHARE     BUSINESS AREA
----                      -------   -----     -------------
Sifira A/S                  11.8      50%     Develops unified messaging products, which are offered to
                                              telephone companies.

Transynergy A/S              5.2      50%     Develops software for technology platforms utilized on handheld computers.

Vizion Factory               5.0     4.8%     Develops e-learning products.
e-learning A/S

GoPinocchio ApS             3.62     8.2%     System integrator for mobile solutions.

Interactive Television      10.0      50%     Develops interactive TV concepts (especially known for the Hugo
Entertainment ApS                             character); supports the sale of games to PC, Sony PlayStation,
                                              Nintendo Game Boy, etc.

Hymite ApS                   9.0    16.9%     Develops complete solutions for manufacturing and packaging optical modules deployed within the high growth
                                              telecommunications market.

LH Comlog A/S                6.3    14.5%     Develops and markets fleet management systems; develops fleet management software and a range of wireless data terminals based on GSM and GSP.

Scalado AB                   6.4    22.2%     Develops patent-pending solutions for rendering and transferring digital image information independent of communication
                                              technology. Scalado's Image Zoom substantially minimizes the amount of data sent from a web server.

Mobite A/S                   8.2    17.2%     Develops an enterprise software platform, TIMEngine(TM), together with its American Partner Xtime, Inc. (which owns a substantial shareholding in Mobite). The platform is a service automation solution targeted at larger enterprises within the service industry.

Decuma AB                    5.0     8.5%     Develops and markets handwriting recognition software for
                                              handheld devices like mobile phones, PDAs, PC Tablets and
                                              digital pens.

Danacell A/S                 0.9     6.0%     Developed and patented a new type of polymer-membrane
                                              electrolytes for use in rechargeable litium polymer and litium ion batteries.

     o With a present portfolio of 11 companies, Olicom expects its efforts to be concentrated on the continued development of its portfolio companies. As a result, the Company's new investments in 2002 are expected to be less than in 2001. Olicom therefore expects to be making two to four investments in new portfolio companies in 2002. These investments and additional investments in existing portfolio companies are expected to be in the range of DKK 75 million (USD 9 million) in total.

     o Olicom's existing portfolio companies are still primarily in the establishment phase and are in total expected to record a negative result in 2002. In the Company's opinion two or three portfolio investments may be exited in late 2002. As a matter of caution, however, such possible profits are not included in the expected result for 2002. On the basis of these assumptions, the Company therefore expects to report a net loss in the range of DKK 60 million (USD 7 million) for 2002. This is a consequence of the Company's accounting policies, according to which the result is affected negatively by Olicom's share in the affiliated companies' operating results and amortization of goodwill.

                             SELECTED FINANCIAL DATA

     During 2000, the Company's business activities underwent significant change. Comparison figures for 1997 to 1999 cannot be adjusted to present a comparable view of the Company's present activities and therefore have been omitted.

KEY FIGURES (IN THOUSANDS DKK EXCEPT PER SHARE AMOUNTS):

                                                               2000        2001
                                                             -------     -------
CONSOLIDATED STATEMENTS OF INCOME
Income (loss) from portfolio companies ..................     (3,635)    (43,025)
Administrative expenses .................................     24,569      17,249
INCOME (LOSS) FROM PRIMARY OPERATIONS ...................    (28,204)    (60,274)
Other operating income ..................................        175         810
Other operating expenses ................................        198         796
Foreign currency gains (losses) .........................     20,132         101
Other financial items, etc ..............................      5,817       6,820
INCOME (LOSS) BEFORE INCOME TAX .........................     (2,278)    (53,339)
Income tax of net income ................................          0           0
Income of discontinued business operations ..............     82,735      42,972
NET INCOME (LOSS) .......................................     80,457     (10,367)
BALANCE SHEET DATA
Working capital .........................................    221,204     181,410
Total assets ............................................    307,244     270,598
Total shareholders' equity at end of year ...............    242,073     228,047
KEY FIGURES
Book value per share at end of year (DKK) ...............      13.90       13.10
Return on equity (%) ....................................       39.2        (5.2)
Earnings (loss) per share (DKK) .........................       4.54       (0.60)
Weighted average shares outstanding .....................     17,726      17,294
Number of employees at end of year ......................         10          10

----------

The foregoing key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and Key Figures 1997" (Den Danske Finansanalytikerforenings "Anbefalinger og Nogletal 1997") on the basis of the Olicom Group's accounting policies.

SAFE HARBOR STATEMENT

     This Summary contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could", "may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience.

                    OLICOM REPORTS FIRST QUARTER 2002 RESULTS

COPENHAGEN, DENMARK, APRIL 24, 2002 -- Olicom A/S (OTC Bulletin Board: OLCMF) ("Olicom" or "the Company") today announced its financial results for first quarter 2002.

         With effect from the current fiscal year, Olicom has decided to change the Company's accounting policy regarding the valuation of its investments in affiliated companies. Up to now, such investments have been accounted for by the equity method of accounting at the pro rata share of the companies' equity with addition of goodwill and deduction of amortization of goodwill. Going forward, the valuation will be made at the estimated market value. Planned operating losses will thus no longer automatically result in write-down of the valuation, as write-downs solely will be based on specific estimates of the market value of the investments. Increases in valuation may be recognized if independent documentation shows that a permanent increase in value has taken place.

         It has been decided to change Olicom's accounting policy in order to better be able to present a fair view of the Company's assets, financial position and results. The change also facilitates comparison between the Company's financial statements and those of other Danish and international venture capital companies, as it will bring Olicom's accounting policy more in line with generally applied accounting principles for such companies.

         For comparison reasons, the Company's financial statements for 2001 have been adjusted in accordance with the new accounting policy. The adjusted financial statements record shareholders' equity at year-end 2001 to be 244.3 million Danish kroner ("DKK"), or US$ 28.8 million, which is DKK 16.3 million, or US$ 1.9 million, more than reported in the financial statements for 2001.

         For the first quarter of 2002, Olicom realized a net loss of DKK 3.9 million, or US$ 455,000. The loss per share was DKK 0.22, or US$ 0.03 per share. All amounts expressed in US dollars are calculated at the March 31, 2002, rate of exchange between the US dollar and the Danish kroner.

         As of March 31, 2002, Olicom had cash and restricted cash of DKK 172.0 million, or US$ 20.2 million. Shareholders' equity at March 31, 2002, was DKK
240.2 million, or US$ 28.3 million, corresponding to DKK 13.93 per share or US$
1.64 per share.

         Recognising the very slow development of the demand for software applications, which support companies' advanced use of handheld computers, etc., it was decided in the first quarter to wind up the affiliated company, Transynergy. Olicom's decision to wind up Transynergy is adversely affecting the first quarter results with DKK 4.0 million, or US$ 470,000.

         In general, during first quarter 2002, the Company's other affiliated companies performed as expected. Sifira, which develops and sells sophisticated messaging systems to phone companies, has experienced a great interest among potential customers in Denmark and Sweden and expects more, new contracts to be concluded soon.

         Decuma, which sells software for handwriting recognition, entered into an agreement with HP Japan and expects more sales particularly in the Japanese and other Asiatic markets where the use of handwriting recognition instead of keyboards are especially advantageous.

         Olicom expects that the results for 2002 will be negative in the range of DKK 20 million, or US$ 2.5 million, compared to the earlier announced expectation of a negative result in the range of DKK 60 million, or US$ 7.0 million. The changed expectation is solely due to the Company's changed accounting policy. As a precaution, potential gains from exits or increases in the value of affiliated companies have not been included in the expected results.

         "We are convinced that the market conditions of the IT industry will improve considerably, but we are not certain when that will happen", says Boje Rinhart, CEO of Olicom. "We have therefore chosen a prudent policy, particularly focusing on maintaining a sound cash position. As a consequence, we have chosen not to make follow-up investments in affiliated companies which, like Transynergy, have been especially affected by the unfavourable market condition."

ABOUT OLICOM

         Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure. More information about Olicom is available from the Company's SEC filings or by contacting the Company directly. Information is also available on the Company's Web site at www.olicom.com.

Olicom is a registered trademark.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company's current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company's new strategic direction; the Company's need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company's business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom's periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.


CONTACT INFORMATION:
Boje Rinhart, CEO
Olicom A/S
+45 (45) 27 00 00
bri@olicom.com


                                       ###

                                   OLICOM A/S

                   Condensed Consolidated Statements of Income
                   (In thousands except for amounts per share)

                                                    THREE MONTHS ENDED MARCH 31,
                                                  2001          2002          2002
                                                  ----          ----          ----
                                                                          CONVENIENCE
                                                                          TRANSLATION
                                                         DKK                  USD
                                              (Unaudited)   (Unaudited)   (Unaudited)
VALUATION ADJUSTMENTS, AFFILIATED COMPANIES       (1,191)       (5,637)     $   (663)
                                                --------      --------      --------
GROSS PROFIT                                      (1,191)       (5,637)         (663)
                                                --------      --------      --------

OPERATING EXPENSES
           General and administrative              4,288         4,334           510
           Restructuring charges                    (199)       (3,981)         (469)
                                                --------      --------      --------
           Total operating expenses                4,089           353            41
                                                --------      --------      --------
INCOME/(LOSS) FROM OPERATIONS BEFORE
INTEREST AND INCOME TAXES                         (5,280)       (5,990)         (704)

           Interest income and other, net          2,241         2,126           250
                                                --------      --------      --------
INCOME/(LOSS) BEFORE INCOME TAXES                 (3,039)       (3,864)         (454)
           Income taxes                             (720)            5             1
                                                --------      --------      --------
NET INCOME/(LOSS)                                 (2,319)       (3,869)         (455)


EARNINGS/(LOSS) PER SHARE, BASIC                   (0.13)        (0.22)        (0.03)
                                                ========      ========      ========

EARNINGS (LOSS) PER SHARE, DILUTED                 (0.13)        (0.22)        (0.03)
                                                ========      ========      ========
WEIGHTED AVERAGE SHARES OUTSTANDING,
INCLUDING COMMON STOCK EQUIVALENTS, BASIC         17,405        17,244        17,244
                                                ========      ========      ========
WEIGHTED AVERAGE SHARES OUTSTANDING,
INCLUDING COMMON STOCK EQUIVALENTS, DILUTED       17,405        17,244        17,244
                                                ========      ========      ========

         The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 8.499 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, US dollars.

                                   OLICOM A/S

                      Condensed Consolidated Balance Sheets
                                 (In thousands)

                                                   DECEMBER 31,   MARCH 31,     MARCH 31,
                                                      2001          2002          2002
                                                      ----          ----          ----
                                                                               CONVENIENCE
                                                                               TRANSLATION
                                                       DKK           DKK           USD
                                                    (Audited)    (Unaudited)   (Unaudited)
ASSETS
Current assets:
     Cash and cash equivalents                       148,288       156,289       $18,389
     Restricted cash                                  21,679        15,667         1,843
     Accounts receivable                                 638           150            18
     Prepaid expenses and other current assets        53,356        46,158         5,431
                                                     -------       -------       -------
Total current assets                                 223,961       218,264        25,681

Long-term assets                                       3,677         3,010           354

     Investments, property and equipment, net            969           769            91
     Investments in affiliated companies              58,291        58,741         6,911
                                                     -------       -------       -------
TOTAL ASSETS                                         280,784
                                                                   286,898        33,037
                                                     =======       =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities         42,551        40,553       $ 4,771
                                                     -------       -------       -------

Total current liabilities                             42,551        40,553         4,771

Shareholders' equity                                 244,347       240,231        28,266
                                                     -------       -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           280,784       286,898        33,037
                                                     =======       =======       =======

         The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 8.499 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, US dollars.

Investments in Affiliated Companies as of March 31, 2002

                                         SHAREHOLDING   INVESTMENT
                                         (NON-DILUTED)  (DKK 1,000)
                                         -------------  -----------
Danacell A/S                                 13.0%           929
Decuma AB                                     8.5%         4,984
GoPinocchio ApS                              28.2%         3,560
Hymite A/S                                   16.9%         9,000
ITE ApS                                      50.0%        10,000
LH Comlog A/S                                14.5%         6,250
Mobite A/S                                   17.2%         8,238
Scalado AB                                   22.2%         6,431
Sifira A/S                                   50.7%        11,793
Vizion Factory e-Learning A/S                 4.8%         5,000
                                           ------         ------
INVESTMENTS IN TOTAL                                      66,185
Write-down                                                (7,444)
Write-up                                                       0
INVESTMENTS IN AFFILIATED COMPANIES                       58,741
                                                          ------

                        The Depositary for the Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

       By First Class Mail, Overnight Delivery or Hand/Overnight Delivery:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                            New York, New York 10038

         Facsimile Transmission Number (for Eligible Institutions Only):
                                 (718) 234-5001

                              Confirm by Telephone:
                                 (718) 921-8200

                     The Information Agent for the Offer is:



                            [MACKENZIE PARTNERS LOGO]


                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                       Email: proxy@mackenziepartners.com
                                       or
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